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EXHIBIT 99

        Decoma International Inc.

Q1

DECOMA

FIRST QUARTER REPORT
THREE MONTHS ENDED MARCH 31, 2003

DECOMA INTERNATIONAL INC. is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

All amounts in this Quarterly Report are expressed in U.S. dollars unless otherwise noted.

CONTENTS

To Our Shareholders	1
Management's Discussion and Analysis of Results of Operations and Financial Position	2
Consolidated Balance Sheets	19
Consolidated Statements of Income and Retained Earnings	20
Consolidated Statements of Cash Flows	21
Notes to Consolidated Financial Statements	22

This Quarterly Report contains forward looking statements within the meaning of applicable securities legislation. As such, readers are specifically referred to the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out on page 14 of this report.

TO OUR SHAREHOLDERS

Alan J. Power President and Chief Executive Officer	[PHOTO]

We are pleased to present our financial results for the three month period ended March 31, 2003.

The first quarter of 2003 was another strong quarter for Decoma, with record first quarter sales and solid growth in earnings on a year-over-year basis. Despite an increasingly competitive environment and limited growth in vehicle production volumes, we were able to maintain our overall profit margins through our focus on product innovation, operating efficiencies and our continuous improvement programs. Our average content per vehicle increased in both North America and Europe due to the strengthening of the Canadian dollar, Euro and British Pound againstthe U.S. dollar, new takeover business and various new program launches in the latter part of 2002 and the first quarter of 2003.

The current year will be a transition year for Decoma as we continue to execute our long-term growth strategies. A number of these strategies will impact earnings for 2003. We will construct and/or launch several new facilities and new product programs. These investments should position Decoma for growth in 2004 and beyond.

The current economic environment creates both takeover and acquisition opportunities which we will continue to monitor during the year. A good example of this approach is the recent acquisition of Federal Mogul's original equipment lighting business which represents a significant growth opportunity for Decoma. This acquisition will help us diversify our markets and positions Decoma as one of the top five forward lighting suppliers in North America. The completion of a convertible debenture offering, which raised net proceeds of Cdn$97 million for our Company, further strengthens our financial position and will enable Decoma to act on opportunities as they arise.

/s/ ALAN J. POWER ALAN J. POWER President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL POSITION

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2003, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2002, included in the Company's Annual Report to Shareholders for 2002.

OVERVIEW

Total sales grew to a first quarter record of $561.1 million in the first quarter of 2003, a 13% increase over the first quarter of 2002. Diluted earnings per share was also a first quarter record of $0.30 representing an improvement of 11% over diluted earnings per share of $0.27 for the first quarter of 2002. Excluding other income in both the first quarters of 2003 and 2002, diluted earnings per share increased 17% to $0.28 for the first quarter of 2003 compared to $0.24 for the first quarter of 2002.

Impact of Translation of Foreign Currency Results into the Company's U.S. Dollar Reporting Currency

	Three Month Periods Ended March 31,
	2003	2002	% Change
1 Cdn$ equals U.S. dollars	0.662	0.627	6%
1 Euro equals U.S. dollars	1.073	0.877	22%
1 British Pound equals U.S. dollars	1.602	1.427	12%

The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S. dollar amounts of the Company's results. Due to a significant strengthening of the Canadian dollar, Euro and British Pound each against the U.S. dollar in the first quarter of 2003 compared to the first quarter of 2002, the Company's reported U.S. dollar North America and Europe segment sales have benefited considerably. Reported North America segment operating earnings have also benefited. However, reported Europe segment operating losses have been magnified as a result of a stronger Euro and British Pound. Throughout this MD&A reference is made to the impact of foreign currency translation on reported U.S. dollar amounts where relevant.

RESULTS OF OPERATIONS

Three Month Periods Ended March 31, 2003 and 2002

Sales

	Three Month Periods Ended March 31,
	2003	2002	% Change
Light Vehicle Production Volumes [in millions]
North America	4.2	4.1	2%
Western Europe	4.3	4.3

Average Content Per Vehicle [U.S. dollars]
North America	$87	$84	4%
Europe	34	28	21%

Production Sales [U.S. dollars in millions]
North America	$359.7	$341.6	5%
Europe
Excluding Merplas	139.9	109.2	28%
Merplas	6.6	10.6	(38%	)

Total Europe	146.5	119.8	22%
Global Tooling and Other Sales	54.9	35.7	54%

Total Sales	$561.1	$497.1	13%

North America

North American production sales grew by 5% to $359.7 million in the first quarter of 2003 from $341.6 million in the first quarter of 2002. This increase was driven in large part by growth in average North American content per vehicle. North American content per vehicle grew to approximately $87 compared to $84 for the first quarters of 2003 and 2002, respectively. The increase in content was driven by the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which positively impacted reported North American production sales. The Canadian dollar strengthened against the U.S. dollar by 6% for the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002.

In addition, North American content per vehicle benefited from new takeover business including certain General Motors lighting programs; growth in running board sales; sales on programs that launched subsequent to the first quarter of 2002 including the Ford U231 (Aviator) program and the DaimlerChrysler KJ (Jeep Liberty) and AN (Dakota) specialty vehicle programs; and strong volumes on other high content production programs including the Ford U152 (Explorer), Ford U204 (Escape) and General Motors GMX 210 (Impala) programs. These increases were partially offset by lower Mexican production sales as a result of lower production volumes on the Ford CT120 (Escort), the DaimlerChrysler PT Cruiser and the General Motors GMT 805 (Avalanche) and GMT 806 (Escalade EXT) programs; lower production volumes on certain other high content programs including the DaimlerChrysler LH (Concorde, Intrepid and 300M), JR (Stratus, Sebring and Sebring Convertible) and RS (Minivan) programs and the Ford WIN126 (Windstar) and EN114 (Crown Victoria, Grand Marquis) programs; the disposition of a non-core North American operating division in the first quarter of 2002; and the closure of the Company's specialty vehicle operation in Montreal due to the end of production of the F Car (Camaro, Firebird) at General Motors' St. Therese assembly plant in the third quarter of 2002.

Increases in North American production sales were also driven by an increase in vehicle production volumes. Total North American light vehicle production for the first quarter of 2003 was 4.2 million units representing an increase of 2% from the 4.1 million vehicles built in the first quarter of 2002.

Europe

European production sales increased 22% to $146.5 million in the first quarter of 2003 compared to $119.8 million for the first quarter of 2002. European content per vehicle grew 21% to approximately $34 compared to $28 for the first quarters of 2003 and 2002, respectively. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. The average exchange rate for the Euro and British Pound, each against the U.S. dollar, increased 22% and 12%, respectively, for the first quarter of 2003 compared to the first quarter of 2002. Content growth was also driven by new program launches in the latter part of 2002 and the first quarter of 2003 including the launch of the VW Group T5 (Transit Van) and the DaimlerChrysler Mercedes E Class 4-matic front end module contracts, the launch of various new Audi production programs and continued strong volumes on the BMW Mini program.

These increases were partially offset by a decline in production volumes on the Jaguar X400 program produced at Merplas. Merplas' sales declined from $10.6 million in the first quarter of 2002 to $6.6 million in the first quarter of 2003 due to the introduction of four day weeks and a two week production shutdown in February 2003 at the Jaguar Halewood assembly facility. In addition, the cancellation at the beginning of the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe and the completion of the Audi TT hard top program in the third quarter of 2002 partially offset European content growth.

Western European vehicle production volumes were substantially unchanged at 4.3 million units for the first quarter of 2003.

Global Tooling and Other

Tooling and other sales on a global basis increased 54% to $54.9 million compared to $35.7 million for the first quarters of 2003 and 2002, respectively. The increase in tooling sales relates primarily to the Ford V229

(Freestar) program in North America and the VW Group T5 (Transit Van) program in Europe. The Ford V229 (Freestar) program launches in the third quarter of 2003 and replaces the WIN126 (Windstar) program. The VW Group T5 (Transit Van) program launched in the fourth quarter of 2002.

Sales by Customer

North American sales, including tooling and other sales, accounted for approximately 70% of total sales for the first quarter of 2003. This compares to 74% for the first quarter of 2002. The decrease reflects the Company's strong content growth in Europe. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 40.6%, 32.3% and 14.6% of total North American sales, respectively, for the first quarter of 2003 (37.4%, 34.1% and 14.8% for the first quarter of 2002). The Company's largest North American production sales programs for 2003 are expected to include the Ford U152 (Explorer), EN114 (Crown Victoria and Grand Marquis) and U204 (Escape and Tribute) programs and the DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible) and LH (Concorde, Intrepid and 300M) programs. The DaimlerChrysler LH (Concorde, Intrepid and 300M) program remains one of the Company's largest production sales programs despite the fact that this program comes to an end in the third quarter of 2003 and the new LX program does not start up until the first quarter of 2004.

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range and the Company continues to win more business in this area. Although the Company moulds fascias for a number of North American Honda programs and continues to also grow this business, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required. The Company continues to closely monitor potential opportunities in this area, particularly in the Southern United States region.

European sales accounted for approximately 30% and 26% of total sales for the first quarters of 2003 and 2002, respectively. The Company's three largest customers in Europe were DaimlerChrysler, the VW Group and Ford representing 35.2%, 18.8% and 13.4% of total European sales, respectively, for the first quarter of 2003 (42.3%, 9.4% and 18.5% for the first quarter of 2002). The growth in sales to the VW Group is the result of the launch of the VW Group T5 (Transit Van) module contract and the recent launch of a number of new Audi programs. The Company's largest European production sales programs for 2003 are expected to include the DaimlerChrysler Mercedes C Class and E Class programs, the VW Group T5 (Transit Van) program, the Opel Vectra program and the Ford Mondeo program.

The Company's sales to the VW Group are expected to continue to grow significantly as the recent VW and Audi program launches ramp up. In addition, on completion of the construction of a new paint line in Belgium, the Company's Belplas facility is scheduled to launch fascia production for a portion of the volume on the VW Group's A5 (Golf) program in the fourth quarter of 2003.

On a consolidated basis, the Company's three largest customers are Ford, General Motors and DaimlerChrysler accounting for 32.5%, 24.8% and 20.8% of global total sales, respectively, for the first quarter of 2003 (32.6%, 26.5% and 21.9% for the first quarter of 2002).

Gross Margin

Gross margin dollars increased to $113.5 million in the first quarter of 2003 compared to $97.6 million in the first quarter of 2002. As a percentage of total sales, gross margin increased to 20.2% compared to 19.6% for the first quarters of 2003 and 2002, respectively.

Gross margins were positively affected by contributions from both new takeover business and improving margins at the Company's Autosystems lighting facilities; improved performance at a North American sealing facility; and the impact of the Company's ongoing continuous improvement programs. These improvements were partially offset by spending at the Company's new mould and painting facility currently under construction in the Southern United States ("Decostar") that will launch in 2004; costs incurred to support future European sales growth; growth in European front end module sales and the lower margins associated with purchased components; continued operating inefficiencies at certain European facilities; and further OEM price concessions.

Depreciation and Amortization

Depreciation and amortization costs increased to $20.3 million for the first quarter of 2003 compared to $19.5 million for the first quarter of 2002. The increase is attributable to the translation of Canadian dollar, Euro and British Pound depreciation expense into the Company's U.S. dollar reporting currency. Each of the Canadian dollar, Euro and British Pound strengthened significantly against the U.S. dollar for the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002.

The Company's current capital spending program incorporates significant amounts for two greenfield projects, being the new Decostar mould and painting facility in the Southern United States and the new paint line at the Company's Belplas facility in Belgium. Depreciation will not commence on these projects until production begins. Production is currently scheduled to commence at Decostar in 2004 and at the new Belplas paint line in the fourth quarter of 2003.

Selling, General and Administrative ("S,G&A")

S,G&A costs were $40.3 million for the first quarter of 2003, up from $30.2 million for the first quarter of 2002. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the Company's U.S. dollar reporting currency. Each of the Canadian dollar, Euro and British Pound strengthened significantly against the U.S. dollar for the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002. In addition, the increase reflects foreign exchange losses of $2.6 million in the first quarter of 2003 largely on U.S. dollar denominated monetary items held within the Company's Canadian operations. In the first quarter of 2002, S,G&A expense was net of foreign exchange income of $0.6 million.

The remainder of the increase in S,G&A expense is related to the Company's Decostar and Belplas greenfield projects; additional S,G&A expense at recently launched new European facilities including Modultec and Graz which service the VW Group T5 (Transit Van) and DaimlerChrysler Mercedes E Class module contracts, respectively, and at a facility in Poland still under development to service Polish production volumes on both the VW Group T5 (Transit Van) and SLW (City Car) programs; higher compensation costs for managers with compensation tied to Company profits; and increases in sales, marketing, program management and other costs to support the higher sales levels.

As a percentage of sales, S,G&A increased to 7.2% for the first quarter of 2003 compared to 6.1% for the first quarter of 2002.

In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S,G&A was substantially unchanged at $0.9 million for the first quarters of 2003 and 2002.

Affiliation and Social Fees

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trade mark rights, access to Magna's management and to its operating principles and policies, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.

As previously disclosed, on June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement with Magna. The amended agreement was effective August 1, 2002, provides for a term of nine years and five months expiring on December 31, 2011 and is renewable thereafter on a year to year basis at the parties' option. Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% rate that previously applied. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1, 2002 of approximately $10 million. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

Affiliation and social fee expense for the first quarter of 2003 decreased to $6.2 million from $7.8 million for the first quarter of 2002. The decrease reflects the more favourable terms of the new affiliation agreement with Magna. Affiliation fee expense in the first quarter of 2003 is based on 1% of Decoma's consolidated net sales (as defined in the agreement) as compared to 1.5% for the first quarter of 2002. The affiliation fee rebates described above impacting the fees payable for the first quarter of 2002 were not recognized until the second quarter of 2002 as the amendments to the affiliation agreement were finalized on June 25, 2002. These decreases in affiliation and social fee expense were partially offset by the impact of increases in consolidated net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

Operating Income

	Three Month Periods Ended March 31,
[U.S. dollars in millions]	2003	2002	% Change
Operating Income
North America	$54.0	$43.6	24%
Europe
Excluding Merplas	1.0	2.3
Merplas	(3.8)	(4.0)

Total Europe	(2.8)	(1.7)	(65%	)
Corporate	(4.5)	(1.8)

Total Operating Income	$46.7	$40.1	16%

Total operating income grew by 16% to $46.7 million for the first quarter of 2003 compared to $40.1 million for the first quarter of 2002. As a percentage of total sales, operating income improved to 8.3% for the first quarter of 2003 from 8.1% for the first quarter of 2002.

The increase in the corporate segment operating loss is in part the result of foreign exchange losses of $1.3 million in the first quarter of 2003 largely on U.S. dollar denominated monetary items held in Canada. In the first quarter of 2002, the corporate segment operating loss was net of foreign exchange income of $0.1 million.

North America

North American operating income increased to $54.0 million from $43.6 million for the first quarters of 2003 and 2002, respectively. This increase is the result of added gross margin from new takeover business and improving margins both at the Company's Autosystems lighting facilties; improved performance at a North

American sealing facility; contributions from the growth in production sales; and increased contributions as a result of the Company's ongoing continuous improvement programs. In addition, the impact of more favourable terms under the new affiliation agreement with Magna contributed to the improvement in operating income. These improvements were partially offset by Decostar period costs totalling $2.0 million; the closure of the Company's specialty vehicle operation in Montreal due to the end of production of the F Car (Camaro, Firebird) at General Motors' St. Therese assembly plant in the third quarter of 2002; the disposition of a non-core North American operating division in the first quarter of 2002; and further OEM price concessions.

Europe

European operating losses increased to $2.8 million for the first quarter of 2003 compared to losses of $1.7 million for the first quarter of 2002. Operating results were negatively impacted by costs incurred to support European sales growth including:

  •
  costs associated with various Audi production programs recently launched at the Company's facilities in Germany and costs related to the start-up and transfer of programs to a new metal trim facility located in Germany which commenced partial operations in the first quarter of 2003;

  •
  costs associated with the fourth quarter of 2002 launch of the VW Group T5 (Transit Van) program at the Company's recently completed Modultec mould in colour, assembly and sequencing facility located in Germany with painted fascia production coming from the Company's existing Decoform facility also in Germany;

  •
  costs associated with establishing a moulding, assembly and sequencing facility located in Poland to commence operations in the second half of 2003 to service the VW Group T5 (Transit Van) and the SLW (City Car) Polish production programs;

  •
  costs associated with Magna Steyr's DaimlerChrysler Mercedes E Class 4 matic assembly program which launched in the first quarter of 2003 at Decoma's new assembly and sequencing facility located in Graz, Austria (fascias for this program are supplied by a third party);

  •
  costs associated with the construction of a new paint line at the Company's Belplas facility in Belgium to service, commencing in the fourth quarter of 2003, a portion of the production volume on the VW Group's A5 (Golf) program;

  •
  costs associated with various Porsche programs that will launch in the latter part of 2003 at a new assembly and sequencing facility to be constructed in Zuffenhausen, Germany with fascia and related trim production coming from the Company's existing Decoform facility and from third parties; and

  •
  costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the fourth quarter of 2004 at a new assembly and sequencing facility, to be named Carmodul, located in Rastatt, Germany with fascia production coming from the Company's existing Innoplas facility also in Germany.

It is not possible to precisely quantify the impact on current quarter Europe operating income of the costs associated with the above program launches. However, the aggregate change in operating income in the first quarter of 2003 compared to the first quarter of 2002 at European divisions impacted by the above programs that launched in 2002 and the first quarter of 2003 or that will launch over the balance of 2003 (including Prometall, Decoform, Modultec, Formatex, Graz, and Belplas) was a reduction of $3.9 million.

European operating income also continues to be negatively impacted by Merplas which continues to operate at production levels well below capacity. Merplas generated an operating loss of $3.8 million for the first quarter of 2003 compared to a loss of $4.0 million for the first quarter of 2002. The impact of operating improvements implemented at Merplas over the last year were partially offset by the reduced fixed cost coverage effects of a significant drop in Merplas' production sales to $6.6 million from $10.6 million for the first quarters of 2003 and 2002, respectively, as a result of lower Jaguar X400 production volumes. In addition, the reported U.S. dollar loss for the first quarter of 2003 was negatively impacted by translation as the British Pound strengthened 12% against the U.S. dollar in the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002. Readers are asked to refer to the "United Kingdom" section of this MD&A for further discussion regarding Merplas.

Finally, in addition to the impact on operating results of the above issues, European operating income continues to be negatively impacted by efficiency and other performance issues at its Prometall and Decotrim facilities. Management changes have been made at these divisions and operational improvement plans have been developed and are being implemented at both of these facilities.

The above factors were partially offset by:

  •
  continued strong performance at the Company's Innoplas fascia facility in Germany;

  •
  the recovery in the current quarter of DaimlerChrysler PT Cruiser program cancellation costs; and

  •
  the impact of more favourable terms under the Company's new affiliation agreement with Magna.

As detailed above, the Company expects significant European, excluding Merplas, sales growth over the next few years. Once through this launch period, and as continuous improvement plans are implemented at underperforming divisions, the Company expects that European operating income will improve.

Equity Income

Income from equity accounted investments, which includes the Company's 40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, increased to $0.4 million for the first quarter of 2003 compared to $0.2 million for the first quarter of 2002. The increase is primarily attributable to improved performance at Bestop due to fixed cost reductions as a result of the closure in the latter part of 2002 of one of Bestop's facilities.

Interest Expense

Interest expense for the first quarter of 2003 declined to $2.7 million compared to $3.2 million for the first quarter of 2002 as a result of debt reduction. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) declined to $101.2 million at March 31, 2003 compared to $257.7 million at December 30, 2001. Debt reduction was funded through cash generated from operations less capital and acquisition spending and dividends as well as $66.1 million of cash generated from the issuance in March 2003 of Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") maturing March 31, 2010. Under Canadian generally accepted accounting principles ("GAAP"), Debenture carrying costs do not impact interest expense. Refer to the "Financing Charges" section of this MD&A and to note 9 to the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2003, included elsewhere herein, for further discussion regarding the Debentures.

Amortization of Discount on Convertible Series Preferred Shares

The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt decreased to $2.0 million for the first quarter of 2003 compared to $2.1 million for the first quarter of 2002. The decrease reflects lower amortization as a result of the discount on the Series 3 Convertible Series Preferred Shares being fully amortized as of July 31, 2002.

Other income

Other income in the first quarter of 2003 of $1.4 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $75 million of the Company's net investment in its United States operations. This amount was not subject to tax.

Other income in the first quarter of 2002 represents a $3.9 million gain on the sale of a non-core North American operating division. Income tax expense includes $1.0 million related to this gain.

Income Taxes

The Company's effective income tax rate for the first quarter of 2003 decreased to 37.9% from 38.6% for the first quarter of 2002. The effective income tax rate for the first quarter of 2003 benefited from lower Ontario statutory income tax rates compared to the first quarter of 2002 and from other income of $1.4 million in the current quarter which was not subject to tax.

The Company's effective tax rate continues to be high due to Convertible Series Preferred Share amortization which is not deductible for tax purposes and losses which are not being tax benefited primarily in the United Kingdom and Belgium. Cumulative unbenefited tax loss carryforwards total approximately $85.1 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions.

Net Income

Net income for the first quarter of 2003 increased 14% to $27.2 million from $23.9 million for the first quarter of 2002.

Net income for the first quarter of 2003, excluding other income of $1.4 million, was $25.8 million. Net income in the first quarter of 2002, excluding other income net of taxes of $2.9 million, was $21.0 million. Adjusted net income for the first quarter of 2003 increased 23% over adjusted net income for the first quarter of 2002. This increase is primarily attributable to higher operating income driven by the Company's strong North American performance, lower interest costs and a decrease in the Company's effective tax rate.

Financing Charges

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (comprised of dividends declared on the Convertible Series Preferred Shares less the reduction of the Convertible Series Preferred Shares dividend equity component) increased to $1.4 million for the first quarter of 2003 compared to $1.2 million for the first quarter of 2002. The increase reflects translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency due to the strengthening of the Canadian dollar against the U.S. dollar in the first quarter of 2003 compared to the first quarter of 2002.

During March 2003, the Company issued the Debentures. The Company has the option to settle Debenture interest, and principal on redemption or maturity, with Class A Subordinate Voting Shares. In addition, the holders of the Debentures have the right to convert the Debentures into Class A Subordinate Voting Shares at a fixed price at any time. As a result, under Canadian generally accepted accounting principles ("GAAP") the Debentures are presented as equity and the carrying costs associated with Debentures are charged to retained earnings. Therefore, the Debenture carrying charges do not impact net income. However, because interest on the Debentures is paid in preference to common shareholders, the Debenture carrying charges reduce net income attributable to Class A Subordinate Voting and Class B Shares. Refer to note 9 to the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2003 included elsewhere herein for further discussion regarding the Debentures.

Financing charges, net of income tax recoveries, in the first quarter of 2003 related to the issuance of the Debentures were minimal as the Debentures were not issued until March 27, 2003.

Diluted Earnings Per Share

Diluted earnings per share for the first quarter of 2003 increased 11% to $0.30 compared to $0.27 for the first quarter of 2002.

Diluted earnings per share, adjusted to eliminate other income, was $0.28 in the first quarter of 2003 and $0.24 in the first quarter of 2002. Adjusted diluted earnings per share for the first quarter of 2003 increased 17% over adjusted diluted earnings per share for the first quarter of 2002.

The weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding increased to 98.4 million for the first quarter of 2003 compared to 98.2 for the first quarter of 2002. The increase is the result of the issuance of 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002 and the issuance of the Debentures at the end of the current quarter. The adjustment to the weighted average number of diluted Class A subordinate Voting and Class B Shares outstanding is calculated assuming the holders of the Debentures exercised their fixed price conversion rights at the date of issuance of the Debentures. This adjustment was small in the first quarter of 2003 as the Debentures were issued at the end of the quarter.

These increases in the weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding were partially offset by a reduction in diluted shares outstanding under the Company's stock option plan, as determined under the treasury stock method, due to a decline in the trading price of the Company's Class A Subordinate Voting Shares.

Earnings Growth

The following table isolates the year over year impact of other income on the Company's key earnings measures.

[U.S. dollars, in millions except per share figures]	Net Income		Diluted EPS
First quarter of 2002 as reported	$23.9		$0.27
Deduct other income in the first quarter of 2002	(2.9)		(0.03)

Adjusted first quarter of 2002 base	21.0		0.24
Other income in the first quarter of 2003	1.4		0.02
Remaining earnings growth over adjusted first quarter of 2002 base	4.8	23%	0.04	17%

First quarter of 2003 as reported	$27.2		$0.30

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended March 31, 2003 and 2002

	Three Month Periods Ended March 31,
[U.S. dollars in millions]	2003	2002
EBITDA
North America	$68.1	$57.4
Europe
Excluding Merplas	6.6	7.2
Merplas	(3.2)	(3.1)

Total Europe	3.4	4.1
Corporate	(4.5)	(1.8)

	67.0	59.7
Interest, cash taxes and other operating cash flows	(19.9)	(17.2)

Cash flow from operations before changes in non-cash working capital	47.1	42.5
Cash invested in non-cash working capital	(3.5)	(1.0)
Fixed and other asset spending, net
North America	(20.9)	(8.9)
Europe	(7.1)	(5.8)
Proceeds from disposition of operating division	—	5.4
Dividends
Convertible Series Preferred Shares	(3.1)	(3.0)
Class A Subordinate Voting and Class B Shares	(4.1)	(3.4)

Cash generated and available for debt reduction	8.4	25.8
Net decrease in debt	(20.0)	(48.8)
Issuance of Debentures	66.1	—
Foreign exchange on cash and cash equivalents	2.3	(0.4)

Net increase (decrease) in cash and cash equivalents	$56.8	$(23.4)

The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income plus depreciation and amortization based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

Cash Flow From Operations

Cash generated from operations and dispositions exceeded capital spending and dividend requirements by $8.4 million for the first quarter of 2003 compared to $25.8 million for the first quarter of 2002. The decline is due to increased capital spending and dividends in the first quarter of 2003 compared to the first quarter of 2002 partially offset by improved EBITDA. In addition, cash generated in the first quarter of 2002 included $5.4 million from the disposition of a non-core North American operating division.

The Company invested $3.5 million in non-cash working capital in the first quarter of 2003 as a result of continued growth in sales.

Investing Activities

The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the expected returns over the life of the program justify the investment.

Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $28.0 million in the first quarter of 2003 compared to $14.7 million in the first quarter of 2002.

North American capital spending was $20.9 million in the first quarter of 2003 and included spending on the Company's new Decostar mould and painting facility in the Southern United States that will launch in 2004. North American capital spending also includes amounts related to newly awarded production contracts, required improvements and other process related expenditures.

European capital spending in the first quarter of 2003 totalled $7.1 million and includes spending in support of future sales growth including spending on the Company's new paint line project in Belgium that will launch in the fourth quarter of 2003, continued spending at the Company's recently launched Modultec German facility, spending at the Company's new Graz, Austria sequencing centre which launched in the current quarter and spending on other newly awarded production contracts, required improvements and other process related expenditures.

Given economic uncertainties throughout 2001 and 2002, wherever possible the Company eliminated or delayed planned capital spending. As a result, full year 2001 and 2002 capital spending, excluding acquisition spending and proceeds from disposition, was well under the Company's 50% of EBITDA guideline. However, capital spending for 2003 is expected to increase and exceed 50% of EBITDA. Approved spending for 2003 is currently $195 million. The increase reflects continued spending in 2003 on the Company's Belgium paint line and Decostar greenfield projects, European spending related to new program launches and spending due to prior deferrals of previously planned facility upgrade and other process related and improvement projects. Readers are asked to refer to the "Financial Condition, Liquidity and Capital Resources — Unused and Available Financing Resources" section of this MD&A for further discussion.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares were $3.1 million for the first quarter of 2003 compared to $3.0 million for the first quarter of 2002. The increase reflects translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency due to the strengthening of the Canadian dollar against the U.S. dollar in the first quarter of 2003 compared to the first quarter of 2002.

Dividends paid in the first quarter of 2003 on Class A Subordinate Voting and Class B Shares totalled $4.1 million. This represents dividends declared of US$0.06 per share in respect of the three month period ended December 31, 2002.

Dividends paid during the first quarter of 2002 on Class A Subordinate Voting and Class B Shares totalled $3.4 million representing dividends declared of US$0.05 per share in respect of the three month period ended December 31, 2001.

Subsequent to March 31, 2003, the board of directors of the Company declared a dividend of US$0.06 per Class A Subordinate Voting and Class B Share in respect of the three month period ended March 31, 2003. This represents an increase of 20% over dividends declared per share in respect of the three month period ended March 31, 2002.

Financing Activities

On March 27, 2003, the Company completed the issuance of the Debentures for net proceeds of $66.1 million. The Debenture proceeds, as well as the excess of cash generated from operations over capital spending and dividend requirements, were applied to reduce third party debt by $20.0 million in the first quarter of 2003 with the balance added to the Company's cash resources on hand.

At March 31, 2003, the Company had cash and cash equivalents of $138.8 million and bank indebtedness of $37.7 million compared to cash and cash equivalents of $82.1 million and bank indebtedness of $55.0 million at December 31, 2002. Bank indebtedness of $37.7 million at March 31, 2003 was primarily in Europe. Given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction. Subsequent to March 31, 2003, the Company was able to utilize cash held in Canada to reduce European bank indebtedness.

Consolidated Capitalization

[U.S. dollars in millions]	March 31, 2003		December 31, 2002
Cash and cash equivalents	$(138.8)		$(82.1)
Bank indebtedness	37.7		55.0

	(101.1)		(27.1)
Debt due within twelve months
Due to Magna June 30, 2003 (previously due March 31, 2003)	40.9		38.3
Due to Magna July 1, 2003 (previously due April 1, 2003)	27.4		26.6
Due to Magna October 1, 2003	38.7		37.6
Other	8.3		8.0

	115.3		110.5
Long-term debt
Due to Magna December 31, 2004	77.4		75.1
Other	9.6		9.7

Net Debt	$101.2	13%	$168.2	23%

Liability portion of Convertible Series Preferred Shares, held by Magna
Current	$167.4		$95.6
Long-term	61.0		116.2

	$228.4	29%	$211.8	28%

Shareholders' equity
Debentures	$66.2	9%	$—
Other	381.5	49%	$362.7	49%

	$447.7	58%	$362.7	49%

Total Capitalization	$777.3	100%	$742.7	100%

The Company's Net Debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) plus the liability portions of the Convertible Series Preferred Shares held by Magna to Total Capitalization (including net debt, the liability portions of the Convertible Series Preferred Shares and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 42% at March 31, 2003 compared to 51% at December 31, 2002. The improvement is due to the issuance of the Debentures, income earned during the period and from Net Debt repayments with the Debenture proceeds and the excess of cash generated from operations over capital spending and dividends.

The Debentures and the Convertible Series Preferred Shares are all convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Debentures, Cdn$10.07 per share in the case of the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn$13.20 per share in the case of the Series 4 and 5 Convertible Series Preferred Shares). The Company's Class A Subordinate Voting Shares closed at Cdn$10.84 on April 28, 2003 and have traded between Cdn$8.81 and Cdn$21.10 over the 52 week period ended April 28, 2003.

As a result, it is possible that all, or a portion, of the Debentures and Convertible Series Preferred Shares will be settled with Class A Subordinate Voting Shares if the holders' exercise their fixed price conversion options. The possible conversion of the Company's Debentures and Convertible Series Preferred Shares into Class A Subordinate Voting Shares is reflected in the Company's reported diluted earnings per share. The Company's Net Debt to Total Capitalization at March 31, 2003 was 13%. This measure shows the Company's conventional debt as a percentage of Total Capitalization and treats the Company's hybrid Debenture and Convertible Series Preferred Share instruments like equity rather than debt.

Should the holders of these instruments not exercise their fixed price conversion options, they are entitled to receive cash on redemption or maturity in the case of the Debentures (subject to the Company's option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity) and on retraction in the case of the Convertible Series Preferred Shares.

The Debentures mature on March 10, 2010 but are redeemable at the Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time.

Magna may retract the Convertible Series Preferred Shares for cash at their face after June 30, 2003 in the case of the Series 1, 2 and 3 Convertible Series Preferred Shares, after December 31, 2003 in the case of the Series 4 Convertible Series Preferred Shares and commencing December 31, 2004 in the case of the Series 5 Convertible Series Preferred Shares. Accordingly, the liability portion of the Series 1, 2, 3 and 4 Convertible Series Preferred Shares is shown as a current liability ($167.4 million at March 31, 2003) and the liability portion of the Series 5 Convertible Series Preferred Shares is shown as a long-term liability ($61.0 million at March 31, 2003) in the Company's consolidated balance sheet. The Company can call the Series 1, 2 and 3 Convertible Series Preferred Shares for redemption commencing July 31, 2003 and can call the Series 4 and 5 Convertible Series Preferred Shares for redemption commencing December 31, 2005.

The Company's Net Debt plus the Debentures plus the liability portions of the Convertible Series Preferred Shares to Total Capitalization at March 31, 2003 was 51%. This measure treats the Company's conventional debt and the Company's Debentures and liability portions of the Convertible Series Preferred Shares like debt rather than equity.

Unused and Available Financing Resources

At March 31, 2003 the Company had cash on hand of $138.8 million and $277.3 million of unused and available credit facilities. $262.3 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 29, 2003 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

Debt that comes due in the next twelve months totals $115.3 million including debt due to Magna of $40.9 million due June 30, 2003, $27.4 million due July 1, 2003 and $38.7 million due October 1, 2003.

The amounts due June 30, 2003 and July 1, 2003 were originally due in 2001 and October 1, 2002, respectively. However, since the original maturity dates, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment dates for this debt, there can be no assurance that Magna will continue to grant repayment extension requests.

The Company anticipates that capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2003. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated company's are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at March 31, 2003, $0.9 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's March 31, 2003 consolidated balance sheet.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2002, operating lease commitments for facilities totalled $19.3 million for 2003 including $10.1 million under lease arrangements with Magna. For 2007, total operating lease commitments for facilities totalled $14.5 million including $9.8 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2002, operating lease commitments for equipment totalled $6.5 million for 2003. For 2007, operating lease commitments for equipment totalled $3.1 million.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 29% for the year ended December 31, 2002. After tax return on common equity for the three month period ended March 31, 2003 was 28%.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed				Funds Employed
[U.S. dollars in millions]	Three Month Period Ended March 31, 2003		Year ended December 31, 2003		As at March 31, 2003	As at December 31, 2002
North America	38%		35%		$571.0	$569.3
Europe
Excluding Merplas	2%		1%		214.2	193.6
Merplas	(58%	)	(66%	)	26.1	26.9
Corporate	n/a		n/a		13.2	(0.1)

Global	23%		22%		$824.5	$789.7

Return on funds employed improved to 23% in the first quarter of 2003 compared to 22% for the year ended December 31, 2002. The improvement came in both the North American segment, where operating income was strong, and in the European segment, as 2002 was negatively impacted by the write-down of United Kingdom goodwill and deferred preproduction expenditures (see note 2 to the Company's consolidated financial statements for the year ended December 31, 2002, included in the Company's Annual Report to Shareholders for 2002).

North America return on funds employed is likely to decline in the latter part of 2003 as the Company makes significant construction and start-up investments in its new Decostar facility which will launch in 2004.

Lower operating income combined with increased investments to support future sales growth continues to negatively impact Europe's, excluding Merplas, return on funds employed. The Company expects significant European, excluding Merplas, sales growth over the next few years. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma expects that, once through this launch period, and as continuous improvement plans are implemented at underperforming divisions, European operating income and return on funds employed will begin to improve.

Improvements to Merplas' return on funds employed are dependent on securing additional business to fill open capacity. Readers are asked to refer to the "United Kingdom" section of this MD&A for further discussion regarding Merplas.

2003 OUTLOOK

North American light vehicle production is estimated at 15.8 million vehicles for 2003. The outlook for 2003 represents a reduction of 3% over 2002 vehicle production volumes of 16.3 million units.

Western European light vehicle production is estimated at 16.1 million vehicles for 2003. The European production volume outlook is down 1% from 2002 European vehicle production volumes of 16.3 million units.

Decoma expects that, in addition to the impact of the above forecasted declines in vehicle production volumes, North America sales and earnings will be negatively impacted in the latter part of 2003 by increased spending at Decostar as the Company prepares for the launch of this facility in 2004. In addition, the impact of the changeover of a number of large production programs serviced by Decoma including the DaimlerChrysler LH program which comes to an end in the third quarter of 2003 and the new LX program does not start up until the first quarter of 2004, the changeover of certain General Motors fascia programs at the Company's Nascote and Polycon facilities and the changeover of the Ford WIN126 (Windstar) to the V229 (Freestar) program are expected to negatively impact 2003 North America sales and earnings.

The negative impact on North America sales as a result of lower vehicle production volumes and high content program changeovers will be partially offset by a stronger Canadian dollar relative to the U.S. dollar in 2003 compared to 2002 and by the Company's recent acquisition of Federal Mogul's original equipment automotive lighting operations in Matamoros, Mexico, a distribution center in Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Hampton, Virginia. This transaction closed on April 14, 2003 with a transition of the Hampton, Virginia contracts and assets to occur subsequent to April 14, 2003. Once the Hampton, Virginia contracts and assets are fully transitioned to Decoma, the transaction is expected to generate approximately $55 million of sales on an annualized basis.

European sales are expected to continue to be favourably impacted by a stronger Euro and British Pound relative to the U.S. dollar in 2003 compared to 2002. However, European earnings will continue to be negatively impacted by costs associated with European sales growth and start up costs with the launch of the Company's new paintline currently under construction in Belgium.

UNITED KINGDOM

Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility which continues to incur losses.

Merplas is located in the United Kingdom and supplies the new Jaguar X400 program. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' losses, Merplas has been separately disclosed in this MD&A in order to better explain the performance of the European operating segment.

Merplas' longer term profitability is dependent on filling the facility's open capacity. The Merplas facility was initially built to service the X400 program assembled at Jaguar's Halewood plant, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Production volumes on the Jaguar X400 and X100 programs continue at levels that are well below original planning volume estimates. Our current 2003 forecast for X400 production is between 55,000 to 61,000 vehicles. 2003 production volume for the X100 program is currently forecast at approximately 6,800 vehicles. This compares to approximately 72,800 and 6,800 vehicles built in 2002 for the X400 and X100, respectively. Annual production volume estimates on these programs originally approximated 115,000 and 11,000, respectively.

The Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and Sybex to fill open capacity. As well, Decoma continues to monitor its competitors with production facilities in the United Kingdom with a view to capitalizing on takeover opportunities if and when they present themselves.

Merplas' operating loss improved to a loss of $3.8 million in the first quarter of 2003 compared to a loss of $4.0 million in the first quarter of 2002. Although the loss remains significant, it has improved considerably from a loss of $9.0 million in the second quarter of 2001 when the Jaguar X400 program launched. The reduction in operating losses is due to significant operational improvements that have been implemented at Merplas since the launch of the Jaguar X400 program. These improvements have been realized despite continued declines in production volumes with the introduction of four day weeks at Jaguar's Halewood assembly facility and by an extended two week production shutdown in February 2003. Merplas has also been negatively impacted by recent pricing and volume reductions on certain Ford service part programs. These production volume issues are evident in Merplas' production sales which dropped to $6.6 million in the first quarter of 2003 compared to production sales of $10.6 million in the first quarter of 2002.

FORWARD LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks include, without limitation; the Company's reliance on its major OEM customers, pricing concessions and cost absorptions required by the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna International Inc.; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's vehicle production volume outlook; the anticipated impact on 2003 North America sales and earnings of lower production volumes, Decostar spending, the scheduled changeover of certain high content programs and the Federal Mogul lighting acquisition; sales, operating income and return on funds employed improvement opportunities in Europe; the possible conversion of the Company's Debentures and Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; the future performance of Merplas; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

CONSOLIDATED BALANCE SHEETS

	As at March 31, 2003	As at December 31, 2002
	(U.S. dollars in thousands) (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	138,817	$82,059
Accounts receivable	357,482	306,870
Inventories	151,369	160,091
Prepaid expenses and other	16,163	15,902

	663,831	564,922

Investments	18,356	17,382

Fixed assets, net	547,884	525,463

Goodwill, net (note 7)	64,501	62,008

Future tax assets	8,346	6,015

Other assets	16,160	16,745

	$1,319,078	$1,192,535

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 8[b])	$37,666	$55,021
Accounts payable	206,137	187,656
Accrued salaries and wages	64,578	59,715
Other accrued liabilities	65,897	54,104
Income taxes payable	10,826	13,336
Long-term debt due within one year	7,228	6,918
Debt due to Magna within one year (note 8[c])	108,094	103,536
Convertible Series Preferred Shares, held by Magna (note 8[a])	167,359	95,639

	667,785	575,925

Long-term debt	9,612	9,677

Long-term debt due to Magna (note 8[c])	77,455	75,094

Convertible Series Preferred Shares, held by Magna (note 8[a])	61,041	116,140

Other long-term liabilities	5,500	4,837

Future tax liabilities	50,023	48,114

Shareholders' equity:
Debentures (note 9)	66,196	—
Convertible Series Preferred Shares (note 10)	17,042	18,765
Class A Subordinate Voting Shares (note 10)	172,488	172,488
Class B Shares (note 10)	30,594	30,594
Retained earnings	133,092	111,450
Currency translation adjustment	28,250	29,451

	447,662	362,748

	$1,319,078	$1,192,535

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Month Periods Ended March 31,
	2003	2002
	(U.S. dollars, in thousands except share and per share figures) (unaudited)
Sales	$561,143	$497,148

Cost of goods sold	447,633	399,512
Depreciation and amortization	20,283	19,528
Selling, general and administrative (note 5)	40,300	30,190
Affiliation and social fees	6,180	7,795

Operating income	46,747	40,123
Equity income	(430)	(242)
Interest expense, net	2,749	3,204
Amortization of discount on Convertible Series Preferred Shares	2,046	2,146
Other income (note 6)	(1,387)	(3,874)

Income before income taxes and minority interest	43,769	38,889
Income taxes	16,579	14,996

Net income	$27,190	$23,893

Financing charges on Convertible Series Preferred Shares and Debentures, net of taxes (note 9)	$(1,464)	$(1,176)

Net income attributable to Class A Subordinate Voting and Class B Shares	25,726	22,717
Retained earnings, beginning of period	111,450	49,768
Dividends on Class A Subordinate Voting and Class B Shares	(4,084)	(3,380)
Adjustment for change in accounting policy for goodwill (note 7)	—	(12,304)

Retained earnings, end of period	$133,092	$56,801

Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.38	$0.34
Diluted	$0.30	$0.27

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	68.1	67.6
Diluted	98.4	98.2

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Month Periods Ended March 31,
	2003	2002
	(U.S. dollars, in thousands) (unaudited)
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$27,190	$23,893
Items not involving current cash flows	19,956	18,642

	47,146	42,535
Changes in non-cash working capital	(3,493)	(963)

	43,653	41,572

INVESTING ACTIVITIES
Fixed asset additions	(27,564)	(12,889)
Increase in investments and other assets	(702)	(1,834)
Proceeds from disposition of fixed and other assets	250	11
Proceeds from disposition of operating division, net (note 6[b])	—	5,874
Less remaining proceeds receivable (note 6[b])	—	(478)

	(28,016)	(9,316)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(19,667)	(35,402)
Repayments of long-term debt	(411)	(5,721)
Repayments of debt due to Magna	(25)	(7,770)
Issuance of Debentures (note 9)	66,128	—
Issuances of Class A Subordinate Voting Shares	—	35
Dividends on Convertible Series Preferred Shares	(3,141)	(2,976)
Dividends on Class A Subordinate Voting and Class B Shares	(4,084)	(3,380)

	38,800	(55,214)

Effect of exchange rate changes on cash and cash equivalents	2,321	(405)

Net increase (decrease) in cash and cash equivalents during the period	56,758	(23,363)
Cash and cash equivalents, beginning of period	82,059	94,271

Cash and cash equivalents, end of period	$138,817	$70,908

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three month periods ended March 31, 2003 and 2002

1. THE COMPANY

        Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2. BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

        The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at March 31, 2003 and the results of its operations and cash flows for the three month periods ended March 31, 2003 and 2002.

3. CYCLICALITY OF OPERATIONS

        Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4. USE OF ESTIMATES

        The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5. FOREIGN EXCHANGE

        Selling, general and administrative expenses are net of earnings (losses) resulting from foreign exchange of:

	Three Month Periods Ended March 31,
	2003	2002
	(U.S. dollars in thousands)
Foreign exchange income (loss)	$(2,632)	$595

6. OTHER INCOME

(a)
During the first quarter of 2003, the Company permanently repatriated $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totalling $1.4 million, has been included in other income and is not subject to tax.

(b)
On March 11, 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction. Income taxes includes an expense of $1.0 million related to this transaction.

7. GOODWILL

        In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill write-down of $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings. Refer to note 2 to the Company's annual financial statements for further information.

8. DEBT

(a)
Convertible Series Preferred Shares

        The liability amounts for the Series 1, 2, 3 and 4 Convertible Series Preferred Shares are presented as current liabilities. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$150 million after June 30, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$10.07 per share. The Series 4 Convertible Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$100 million after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share. The Company's Class A Subordinate Voting Shares closed at Cdn$10.84 on April 28, 2003 and have traded between Cdn$8.81 and Cdn$21.10 over the 52 week period ended April 28, 2003.

        The liability amounts for the Series 5 Convertible Series Preferred Shares are presented as long-term liabilities as these are not retractable by Magna until December 31, 2005. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share.

        The Series 1, 2 and 3 Convertible Series Preferred Shares are redeemable by the Company commencing July 31, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.

(b)
Credit Facility

        At March 31, 2003 the Company had lines of credit totalling $328.8 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 29, 2003, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at March 31, 2003 were approximately $277.3 million.

(c)
Amounts Due to Magna

        The Company's debt due to Magna consists of the following:

	March 31, 2003	December 31, 2002
	(U.S. dollars in thousands)
Debt denominated in Canadian dollars (i)	$40,878	$38,256
Debt denominated in Euros (ii)	143,610	139,324
Lease obligation denominated in Euros	1,061	1,050

	185,549	178,630
Less due within one year	108,094	103,536

	$77,455	$75,094

Notes:

  (i)
  The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, 3.10% effective January 1, 2002, 3.60% effective April 1, 2002, 3.83% effective July 1, 2002, 3.90% effective October 1, 2002, 3.85% effective January 1, 2003 and 4.25% effective April 1, 2003. The maturity date of this Cdn$60 million debt has been extended to June 30, 2003.

  (ii)
  The debt denominated in Euros arose on closing of the Global Exteriors Transaction. The debt initially bore interest at 7.0% to 7.5% and was repayable over the period to December 31, 2004 with the first tranche of the principal due October 1, 2002. In addition to the maturity date, the interest rate on the first tranche of the principal was renegotiated to 4.29% effective October 2, 2002, 3.86% effective January 2, 2003 and 3.51% effective April 1, 2003. Of the debt outstanding at March 31, 2003, $27.4 million is due July 1, 2003, $38.7 million is due October 1, 2003 and $77.5 million is due December 31, 2004.

9. DEBENTURES

      On March 27, 2003, the Company issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") maturing March 31, 2010. The Debentures are convertible at the option of the holder at any time into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the Debentures are redeemable at the Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time. On redemption or maturity, the Company will have the option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity. In addition, the Company may elect from time to time to issue and deliver freely tradeable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

        Under Canadian GAAP, the key attributes of the Debentures are separately valued and accounted for as follows:

  •
  the present value of principal and interest (each of which can, at the option of the Company, be settled with the issuance of Class A Subordinate Voting Shares) has been presented as equity. The present value was determined using a discount rate of 7.75% reflecting an estimate of the coupon rate that the Debentures would have borne absent the holders' conversion feature. The resulting discount is accreted to the Debentures' face value over the period from issuance to unrestricted redemption (March 31, 2008) through periodic charges, net of income taxes, to retained earnings; and

  •
  the holders' conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their Debentures for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is also presented as equity.

        In addition to the impact on diluted earnings per share of the Company's Convertible Series Preferred Shares and issued and outstanding stock options, diluted earnings per share have been calculated based on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the quarter had the holders of the Debentures exercised their fixed price conversion rights at the date of issuance of the Debentures.

10. CAPITAL STOCK

Class and Series of Outstanding Securities

        For details concerning the nature of the Company's securities, please refer to note 11, "Convertible Series Preferred Shares", and note 12, "Capital Stock", of the Company's annual financial statements.

        The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares
(Convertible into Class A Subordinate Voting Shares)	3,500,000	3,500,000
Preferred Shares, issuable in series	Unlimited	—
Class A Subordinate Voting Shares	Unlimited	36,154,299
Class B Shares
(Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

Incentive Stock Options

        Information concerning the Company's Incentive Stock Option Plan is included in note 12, "Capital Stock", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price		Number of Options Exercisable
Outstanding at December 31, 2002	2,195,000	Cdn$	13.13	1,444,000
Granted	455,000	Cdn$	12.43
Cancelled	(10,000)	Cdn$	10.30	(4,000)
Vested				102,000

Outstanding at March 31, 2003	2,640,000	Cdn$	13.02	1,542,000

        The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at March 31, 2003 is 1,408,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

        The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month period ended March 31, 2002):

	Three Month Periods Ended March 31,
	2003	2002
Risk free interest rate	3.0%	N/A
Expected dividend yield	3.2%	N/A
Expected volatility	39%	N/A
Expected life of options (years)	5 years	N/A

        The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares, based on the fair value of all stock options at the grant date, would have been:

	Three Month Periods Ended March 31,
	2003	2002
	(U.S. dollars, in thousands except per share figures)
Net income attributable to Class A Subordinate Voting and Class B Shares	$25,726	$22,717
Pro forma adjustments for the fair value of stock option grants	(244)	(320)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$25,482	$22,397

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.37	$0.33
Diluted	$0.30	$0.26

Maximum Shares

        The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at March 31, 2003 were exercised or converted:

Number of Shares
Class A Subordinate Voting Shares outstanding at March 31, 2003	36,154,299
Class B Shares outstanding at March 31, 2003	31,909,091
Options to purchase Class A Subordinate Voting Shares	2,640,000
Debentures, convertible by the holders at Cdn$13.25 per share	7,547,170
Convertible Series Preferred Shares, convertible at Cdn$10.07 per share	14,895,729
Convertible Series Preferred Shares, convertible at Cdn$13.20 per share	15,151,516

108,297,805

        The above amounts include shares issuable if the holders of the Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting shares at the time the Company elects to settle Debenture interest and principal with shares.

        In addition, the Company has reserved 548,600 Class A Subordinate Voting Shares for future issuances to the Decoma employee deferred profit sharing plan.

11. CONTINGENCIES

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

12. SEGMENTED INFORMATION

        The Company operates in one industry segment, the automotive exteriors business. As at March 31, 2003, the Company had 24 manufacturing facilities in North America and 12 in Europe. In addition, the Company had 7 product development and engineering centres.

        The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

        The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended March 31, 2003
	North America	Europe	Corporate	Total
	(U.S. dollars in thousands)
Sales	$394,798	$167,348	$—	$562,146
Inter-segment sales	(202)	(801)	—	(1,003)

Sales to external customers	$394,597	$166,547	$—	$561,143

Depreciation and amortization	$14,153	$6,130	$—	$20,283

Operating income (loss)	$54,016	$(2,774)	$(4,495)	$46,747

Equity income	$(430)	$—	$—	$(430)

Interest expense (income), net	$5,889	$4,336	$(7,476)	$2,749

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,046	$2,046

Other income	$—	$—	$(1,387)	$(1,387)

Fixed assets, net	$377,559	$170,325	$—	$547,884

Fixed asset additions	$20,814	$6,750	$—	$27,564

Goodwill, net	$46,457	$18,044	$—	$64,501

	Three Month Period Ended March 31, 2002
	North America	Europe	Corporate	Total
	(U.S. dollars in thousands)
Sales	$369,625	$128,240	$—	$497,865
Inter-segment sales	(692)	(25)	—	(717)

Sales to external customers	$368,933	$128,215	$—	$497,148

Depreciation and amortization	$13,754	$5,774	$—	$19,528

Operating income (loss)	$43,653	$(1,709)	$(1,821)	$40,123

Equity income	$(242)	$—	$—	$(242)

Interest expense (income), net	$3,445	$4,934	$(5,175)	$3,204

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$2,146	$2,146

Other income	$(3,874)	$—	$—	$(3,874)

Fixed assets, net	$353,079	$131,220	$—	$484,299

Fixed asset additions	$8,760	$4,129	$—	$12,889

Goodwill, net	$44,331	$15,229	$—	$59,560

13. SUBSEQUENT EVENTS

        Subsequent to March 31, 2003, the Company completed its agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoros, Mexico, a distribution center in

Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Hampton, Virginia. The total purchase price is $2.25 million plus an amount for inventory based on the final determination of the value of inventory on hand. The transaction closed on April 14, 2003 with a transition of the Hampton, Virginia contracts and assets subsequent to April 14, 2003.

Transfer Agents & Registrars

Canada

Class A Subordinate Voting Shares
     Computershare Trust Company
     of Canada, Toronto

United States

Class A Subordinate Voting Shares
     Computershare Trust Company, Inc.,
     Golden, Colorado

Stock Listings

Class A Subordinate Voting Shares
     Toronto Stock Exchange — DEC.A
     NASDAQ National Market — DECA

Auditors

Ernst & Young LLP
Toronto, Canada

Principal Bankers

Royal Bank of Canada
Citibank Canada
Toronto, Canada

Investor Information

Shareholders seeking assistance or
information about the Company are
requested to contact:

S. Randall Smallbone
Executive Vice-President, Finance
and Chief Financial Officer

50 Casmir Court, Concord, Ontario,
Canada L4K 4J5
Telephone: (905) 669-2888
Fax: (905) 669-5075

www.decoma.com

Decoma International Inc.
50 Casmir Court, Concord, Ontario
Canada L4K 4J5
Tel. 905.669.2888 Fax. 905.669.5075

QuickLinks

CONTENTS
TO OUR SHAREHOLDERS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Three month periods ended March 31, 2003 and 2002